As filed with the Securities and Exchange on August 23, 2000
=====================================================================

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         SCHEDULE 14D-9-C

      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
        14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
               ----------------------------------
                 MILLER BUILDING SYSTEMS, INC.
                   (Name of Subject Company)

                 MILLER BUILDING SYSTEMS, INC.
               (Name of Persons Filing Statement)

            COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                          600404 10 7
             (CUSIP Number of Class of Securities)

                       THOMAS J. MARTINI
                    SECRETARY AND TREASURER
                 MILLER BUILDING SYSTEMS, INC.
                   58120 COUNTY ROAD 3 SOUTH
                    ELKHART, INDIANA  46517
                         (219) 295-1214
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                        with a copy to:

                     T. STEPHEN DYER, ESQ.
     MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
              200 NORTH LASALLE STREET, SUITE 2100
                    CHICAGO, ILLINOIS  60601
                         (312) 346-3100

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
=============================================================================



FOR IMMEDIATE RELEASE
( MBSI - NASDAQ )
August 23, 2000

                  MILLER BUILDING SYSTEMS, INC.
         Reaches Agreement with Coachmen Industries, Inc.

Elkhart, Indiana, August 23, 2000 -- Miller Building Systems, Inc.
(NASDAQ - MBSI) announced today that it has reached an agreement with Coachmen Industries, Inc. (NYSE - COA) for Coachmen to acquire 100% of Miller's common stock for $8.40 in cash per share, plus up to an additional $.30 in cash per share provided that certain conditions have been met by Miller. Miller's Board, after careful consideration of all proposals to acquire Miller, approved the sale of Miller's stock to Coachmen. Coachmen with annual net sales of over $800 million, is a major manufacturer of a full line of recreational vehicles and is the nation's largest manufacturer of modular housing.

Coachmen will commence a cash tender offer in the near future for all the outstanding shares of Miller. All stockholders should read the tender offer statement that will be filed by Coachmen, and the solicitation/recommendation statement that will be filed by Miller with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Miller and Coachmen, without charge, at the SEC's Internet site (www.sec.gov).

Copies of the solicitation/recommendation and other Miller SEC filings may be obtained, without charge, from Miller's Corporate Secretary. Copies of the tender offer and other Coachmen SEC filings can also be obtained, without charge, from Coachmen's Corporate Secretary.

Ed Craig, the Chief Executive Officer and Chairman of Miller, stated that, "The addition of Miller, one of the nation's premier manufacturers of commercial modular buildings, provides Coachmen with an ideal acquisition to further its strategic plan for the expansion of its modular housing business. Miller will provide Coachmen with immediate production capacity and expertise to become a
leading player in the commercial modular industry.   We believe the acquisition
by Coachmen will provide continued growth and opportunities for our customers, employees and suppliers."

Miller Building Systems, Inc. through its subsidiaries, markets, designs, fabricates, and distributes building modules. A broad variety of applications serve the public and private business sectors with uses in commercial, institutional and telecommunications markets. The subsidiaries of Miller Buildings Systems, Inc. operate from five manufacturing plants in the continental United States. Miller Building Systems, Inc. is a public company trading on the NASDAQ under the symbol MBSI.

Some of the statements in this press release may constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

                              # # #
For further information contact:

Edward C. Craig            Rick J. Bedell             Thomas J. Martini
Chairman and Chief   or    President         or       Secretary and Treasurer
Executive Officer
(219) 295-1214             (219) 295-1214             (219) 295-1214